February 2, 2005

Via Facsimile (312) 706-8218 and U.S. Mail

Paul Theiss, Esq.
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603

Re:	Dobson Communication Corporation
	Form S-4 filed January 18, 2005
	File No. 333-122089

	Pre 14C filed January 18, 2005
	File No. 0-29225

      Schedule TO-I filed January 19, 2005
      File No. 5-60167

Dear Mr. Theiss:

      We have reviewed the above-referenced filing and have the following comments.

General

1. Please establish a toll-free number or other means that would permit holders to determine a representative exchange ratio during the averaging period.

2. Disclose when and how you will announce the exchange ratio after the completion of the averaging period.

3. At present, it does not appear that the determination of the final exchange ratio will comply with Rule 13e-4(e)(3)(ii). If you are relying on the TXU Corporation no action letter(publicly available September 11, 2004), then it appears that the final exchange ratio should be set prior to the opening of the second full business day preceding the expiration of the offer. Your offer, however, will not remain open for two full business days after the valuation date because it is set to expire at 5:00 p.m., rather than 12:00 midnight, on the second day. Please note that Rule 13e-4(a)(3) defines "business day" as any day other than Saturday, Sunday or a federal holiday "and shall consist of the time period from 12:01 a.m.
through 12:00 midnight Eastern time" and revise accordingly.

Questions and Answers about the Exchange offer and Consent solicitation, page

4. Please revise your Questions and Answers section to eliminate repetitive language.

What if I do not make an Election? page 6

5. Expand your disclosure to explain how you will determine allocation for holders who do not make an election.

Forward-Looking Statements, page 31

6. Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001
Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. We note your reference to "forward-looking statements" in your press release dated January 18, 2005. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

The Exchange Offer and consent Solicitation, page 105

	General, page 105

7. Because the consideration is based on the volume weighted average price of the Class A common stock, please expand the penultimate paragraph to include the weighted average price.

     Other Conditions of the Exchange Offer, page 109

8. We note that you intend to comply with Rule 14e-1 and have reserved the right to delay payment for shares. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that, absent a condition subject to regulatory approval, any delay in payment for shares would be accompanied by an extension of the offer. Alternatively, please advise us as to how a delay in payment would be consistent with Rule 14e-1(c).

9. Supplementally confirm that the existing law suits discussed in your risk factor section on page 21 will not trigger the condition discussed in the first bullet point.

10. We reference the disclosure in the second paragraph of this section. You have included language suggesting that once a condition is triggered, you may decide whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Effect of Tender and Consents, page 110

11. We note your statement that you "reserve the absolute right to waive any conditions of the exchange offer." Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Make corresponding revisions elsewhere in the document as appropriate, including Instruction 10 to your letter of Transmittal Withdrawal of Tenders and Revocation of Consents, page 113.

12. Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that holders may tender preferred shares for different consideration by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of preferred shares tendered for a particular type of consideration? Or may they submit one withdrawal notice to withdraw any and all shares?

Certain U.S. Federal Income Tax Considerations, page 120

13. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences. In addition, please delete the statements that your discussion constitutes a "summary" or "summarizes" the tax consequences, as you are required to obtain an opinion on all material tax consequences.

14. We note several statements that particular tax matters are not free from doubt. If counsel cannot give an unqualified opinion, please explain why. Describe the degree of uncertainty and discuss the alternative consequences. Furthermore, provide risk factor and/or other appropriate disclosure setting forth the risks to security holders. Please contact the staff to discuss this comment.

Exhibit 8.1

15. Obtain an opinion that states the discussion in the tax consequences section of the prospectus is the opinion of counsel.

16. Obtain an opinion of counsel that does not limit reliance of the opinion to the Board. Investors are entitled to rely upon the opinion.

Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions